

August 30, 2012

Via E-mail
Fengrui Yue
President
Ya Zhu Silk,Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re:** **Ya Zhu Silk, Inc.**
> **Amendment No. 3 to Form 8-K**
> **Filed August 20, 2012**
> **File No. 333-155486**

Dear Mr. Yue:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 9

General

1. Include a section to discuss the reasons why you have structured your business as a VIE in an industry that appears to have no restrictions against foreign ownership per the PRC Industry Catalogue, given the risks associated with VIE structures, including, but not limited to conflicts of interest between the company and the operating affiliate shareholders, potential breach of contract by the operating affiliate shareholders, etc. Please highlight these and other inherent risks in your disclosure.

AMS, page 17

2. We note your response to comment 12 from our letter dated July 18, 2012 and reissue. Please include the disclosure provided in your response to comment 22 from our letter dated March 28, 2012 in the Form 8-K itself.

Management's Discussion and Analysis…, page 47

General

3. We note your response to comment 15 from our letter dated July 18, 2012 including revisions through March 31, 2012. However, revisions for results through June 30, 2012 are not included as stated in your response. Please revise your disclosure in this section to reflect results through June 30, 2012.

Exhibits, page 67

4. Please revise your exhibit table to include Exhibits 99.1 and 99.2 previously filed with your Form 8-K filed February 27, 2012 indicating they were previously filed.

Summary of Transactions, page 10

5. You state that as a result of the Share Exchange Agreement, Subscription Agreement and Share Cancelation, Li and Yue, the original stockholders of AMS collectively held approximately 90% of your outstanding common stock. However, in the next paragraph you state that, "We anticipate that Yue and Li will have approximately 12% of the total issued and outstanding common shares if the maximum number of common shares is issued to Yue and Li pursuant to the Share Exchange Agreements." With regard to these statements please explain the following;

- Explain why Yue and Li ownership percentage would decrease if more shares were issued to them.
- Tell us and disclose how you determined that Yue and Li will have 12% of the total issued and outstanding common shares if the maximum number of common shares is issued to Yue and Li.

Variable Interest Entities Agreements, page 16

6. We note your response and reissue prior comment 19 from our letter dated June 18, 2012. Your response reiterates the accounting literature guidance instead of explaining how you applied the guidance in evaluating whether you have a controlling financial interest. Tell how us how you determined that you have a controlling financial interest in the VIEs through the voting rights agreement. In your response tell us how you evaluated the criteria in ASC 810-10-25-38A in determining whether you have the power to direct the activities of the

VIEs that most significantly impact the VIEs' economic performance, the obligation to absorb the VIEs' losses that could be significant to the VIEs and the right to receive benefits from the VIEs. In addition, please explain the basis for consolidation for periods prior to the date you entered into the voting agreements.

Item 9.01 Financial Statements and Exhibits, page 66

7. Please update the list of financial statements included in the exhibits to accurately reflect the information filed in the exhibits. For example, we note that amendment no. 2 includes audited financial statements of AMS-INT Asia Limited for the years ended December 31, 2011 and 2010 and interim financial statements for the period ended March 31, 2012.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Victor Dudas, Esq.